Mercedes-Benz Auto Receivables Trust 2020-1
Investor Report
Collection Period Ended   31-May-2024

Amounts in USD

Dates

Collection Period No.	48			
Collection Period (from... to)	1-May-2024	31-May-2024		
Determination Date	13-Jun-2024			
Record Date	14-Jun-2024			
Distribution Date	17-Jun-2024			
Interest Period of the Class A-1 Notes (from... to)	15-May-2024	17-Jun-2024	Actual/360 Days	33
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-May-2024	15-Jun-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	351,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	351,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	80,020,000.00	36,562,951.49	30,392,404.99	6,170,546.50	77.112553	0.379810
Total Note Balance	**1,061,220,000.00**	**36,562,951.49**	**30,392,404.99**	**6,170,546.50**		
Overcollateralization	27,225,882.84	27,211,147.07	27,211,147.07			
Adjusted Pool Balance	1,088,445,882.84	63,774,098.56	57,603,552.06			
Yield Supplement Overcollateralization Amount	36,332,043.60	1,420,908.80	1,241,865.80			
Pool Balance	**1,124,777,926.44**	**65,195,007.36**	**58,845,417.86**			

	Amount	Percentage
Initial Overcollateralization Amount	27,225,882.84	2.50%
Target Overcollateralization Amount	27,211,147.07	2.50%
Current Overcollateralization Amount	27,211,147.07	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.262750%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.460000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.550000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	0.770000%	23,461.23	0.293192	6,194,007.73	77.405745
Total		**$23,461.23**		**$6,194,007.73**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	6,233,946.74	(1) Total Servicing Fee	54,329.17
Interest Collections	221,411.63	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	46,268.36	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	30,293.46		
Purchase Amounts	26,900.85	(3) Interest Distributable Amount Class A Notes	23,461.23
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	49,858.35	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**6,608,679.39**	(6) Regular Principal Distributable Amount	6,170,546.50
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**6,608,679.39**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	360,342.49
		Total Distribution	**6,608,679.39**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	54,329.17	54,329.17	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	23,461.23	23,461.23	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	23,461.23	23,461.23	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	23,461.23	23,461.23	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	6,170,546.50	6,170,546.50	0.00
Aggregate Principal Distributable Amount	6,170,546.50	6,170,546.50	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,442,229.41
Reserve Fund Amount - Beginning Balance	5,442,229.41
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	23,050.74
minus Net Investment Earnings	23,050.74
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,442,229.41
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	23,050.74
Net Investment Earnings on the Collection Account	26,807.61
Investment Earnings for the Collection Period	49,858.35

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,124,777,926.44	35,214
Pool Balance beginning of Collection Period	65,195,007.36	7,706
Principal Collections	5,016,914.55	
Principal Collections attributable to Full Pay-offs	1,217,032.19	
Principal Purchase Amounts	26,714.23	
Principal Gross Losses	88,928.53	
Pool Balance end of Collection Period	58,845,417.86	7,344
Pool Factor	5.23%	

	As of Cutoff Date	Current
Weighted Average APR	3.82%	4.09%
Weighted Average Number of Remaining Payments	52.53	14.73
Weighted Average Seasoning (months)	11.02	55.62

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	58,252,355.82	7,294	98.99%
31-60 Days Delinquent	388,318.85	35	0.66%
61-90 Days Delinquent	199,136.52	14	0.34%
91-120 Days Delinquent	5,606.67	1	0.01%
Total	58,845,417.86	7,344	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.348%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	88,928.53	10	11,750,372.16	469
Principal Net Liquidation Proceeds	46,064.76		4,593,982.09	
Principal Recoveries	29,500.42		4,717,686.28	
Principal Net Loss / (Gain)	13,363.35		2,438,703.79	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.259%
Prior Collection Period	(2.466%)
Second Prior Collection Period	0.589 %
Third Prior Collection Period	1.094 %
Four Month Average	(0.131%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.217%
Average Net Loss / (Gain)	5,199.79

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.